UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Transnational Financial Network, Inc.
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
893776104
(CUSIP Number)
W. Brown Glenn, Jr.
Managing Director
Pegasus Funds, LLC
5956 Sherry Lane, Suite 1620
Dallas, Texas, 75225
(214) 365-3099
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 11, 2006
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. Negative.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	893776104	Page	2	of	25

1	NAMES OF REPORTING PERSONS: Pegasus Funds, LLC

	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-0982276

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) affirmative
	(b) negative

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	Negative

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,937,200

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,937,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,938,766

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	Negative

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	43.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	893776104

1	NAMES OF REPORTING PERSONS: Pegasus Funds TFN Partners, LP

	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	42-1703001

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) affirmative
	(b) negative

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	Negative

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,748,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,748,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,748,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	Excludes shares reported by Pegasus Funds, LLC

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	15.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	893776104

1	NAMES OF REPORTING PERSONS: Pegasus Funds TFN Trading Partners, LP

	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	42-1703003

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) affirmative
	(b) negative

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	Negative

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		90,700

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		90,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	90,700

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	excludes shares reported by Pegasus Funds, LLC

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	893776104

1	NAMES OF REPORTING PERSONS: Pegasus Funds Preferred Partners, LP

	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-0994940

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) affirmative
	(b) negative

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	Negative

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		98,400

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		98,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	98,400

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	excludes shares reported by Pegasus Funds, LLC

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	893776104

1	NAMES OF REPORTING PERSONS: Michael G. Zirkle

	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) affirmative
	(b) negative

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	NONE

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United State Citizen - Texas

	7	SOLE VOTING POWER:

NUMBER OF		14,566

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		14,566

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	14,566

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	excludes shares reported by Pegasus Funds, LLC

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	893776104

1	NAMES OF REPORTING PERSONS: Philip E. Gaucher

	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) affirmative
	(b) negative

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	NONE

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United State Citizen – New York

	7	SOLE VOTING POWER:

NUMBER OF		55,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		55,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	55,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	excludes shares reported by Pegasus Funds, LLC

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	893776104

1	NAMES OF REPORTING PERSONS: Philip E. Gaucher, Jr.

	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) affirmative
	(b) negative/

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	NONE

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United State Citizen — New York

	7	SOLE VOTING POWER:

NUMBER OF		20,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		20,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	20,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	excludes shares reported by Pegasus Funds, LLC

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	893776104

1	NAMES OF REPORTING PERSONS: Carmen S. Glenn Irrevocable Trust

	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) affirmative/
	(b) negative

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	NONE

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United State Citizen - Texas

	7	SOLE VOTING POWER:

NUMBER OF		10,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,000

WITH:	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	excludes shares reported by Pegasus Funds, LLC

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

SCHEDULE 13D
Item 1. Security and Issuer
This Schedule 13D relates to the common shares, $.001 par value (the “Shares”), of Transnational Financial Network, Inc., a California corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 401 Taraval Street, Suite 270, San Francisco, California 94116.
Item 2. Identity and Background
The persons filing this statement are Pegasus Funds, LLC., a Texas limited liability company (“Pegasus”), Pegasus Funds TFN Partners, LP, a Texas limited partnership (“Pegasus TFN”), Pegasus Funds TFN Trading Partners, LP, a Texas limited partnership (“Pegasus Trading”), Pegasus Funds Preferred Partners, L.P., a Texas limited partnership (“Pegasus Preferred”), and collectively with Pegasus, Pegasus TFN, Pegasus Trading and Pegasus Preferred, the “Pegasus Entities”), Michael Zirkle a citizen of the United States of America, Carmen S. Glenn Irrevocable Trust, a citizen of the United States of America (Mr. Zirkle, Carmen S. Glenn Irrevocable Trust, and collectively with the Pegasus Entities, the “Pegasus Group”), and Philip E. Gaucher a citizen of the United States of America and Philip E. Gaucher, Jr. a citizen of the United States of America (Mr. Philip Gaucher and Mr. Philip Gaucher, Jr., and collectively with the Pegasus Group, the “Registrants”).
The principal business address and the address of the principal office of (i) Pegasus, Pegasus TFN, Pegasus Trading, Pegasus Preferred is 5956 Sherry Lane, Suite 1620, Dallas, Texas 75225, (ii) the address of Michael Zirkle is c/o Pegasus Funds, LLC, 5956 Sherry Lane, Suite 1620, Dallas, Texas 75225, (iii) the address of Phil Gaucher is 16 Cobtail Way, Simsbury, Connecticut 06070, (iv) the address of Philip E. Gaucher, Jr. is 222 E,. 34th Apt. 1027, New York, NY 10016 and (v) the address of Carmen S. Glenn Irrevocable Trust is Post Office Box 12806, Dallas, Texas 75225.
Pegasus is the general partner of Pegasus TFN, Pegasus Trading, and Pegasus Preferred. As a result, Pegasus is in a position to directly and indirectly determine the investment and voting decisions made by the Pegasus Entities.
Each of Pegasus TFN, Pegasus Trading, and Pegasus Preferred is primarily engaged in the business of holding and investing in securities. Pegasus is primarily engaged in the business of acting as the general partner of Pegasus TFN, Pegasus Trading, and Pegasus Preferred, and holding and investing in securities.
The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Pegasus, Pegasus TFN, Pegasus Trading, and Pegasus Preferred are set forth in Schedule A attached hereto.
Neither of the Registrants nor any of their executive officers, directors, managers or persons performing similar functions has, during the past five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
As of the close of business on October 11, 2006, the aggregate purchase price of the 1,748,000 Shares owned by Pegasus Funds TFN Partners, LP was $1,223,600 (including commissions). The source of funding for the purchase of these Shares was general working capital of Pegasus Funds TFN Partners, LP.
As of the close of business on October 11, 2006, the aggregate purchase price of the 90,800 Shares owned by Pegasus Funds TFN Trading Partners, LP was $77,495 (including commissions). The source of funding for the purchase of these Shares was general working capital of Pegasus Funds TFN Trading Partners, LP.
As of the close of business on October 11, 2006, the aggregate purchase price of the 98,400 Shares owned by Pegasus Funds Preferred Partners, LP was $39,971 (including commissions). The source of funding for the purchase of these Shares was general working capital of Pegasus Funds Preferred Partners, LP.
As of the close of business on October 11, 2006, the aggregate purchase price of the 14,566 Shares purchased by Mr. Zirkle was $10,005 (including commissions). The source of funding for the purchase of these Shares was personal funds of Mr. Zirkle.
As of the close of business on October 11, 2006, the aggregate purchase price of the 55,000 Shares purchased by Mr. Philip E. Gaucher was $22,196 (including commissions). The source of funding for the purchase of these Shares was personal funds of Mr. Philip E. Gaucher.
As of the close of business on October 11, 2006, the aggregate purchase price of the 20,000 Shares purchased by Mr. Philip E. Gaucher, Jr. was $8,800 (including commissions). The source of funding for the purchase of these Shares was personal funds of Mr. Philip E. Gaucher, Jr.
As of the close of business on October 11, 2006, the aggregate purchase price of the 10,000 Shares purchased by Carmen S. Glenn Irrevocable Trust was $6,510 (including commissions). The source of funding for the purchase of these Shares was personal funds of Mrs. Carmen S. Glenn.
Item 4. Purpose of Transaction
Registrants commend the Issuer on closing its recent transaction with Texas Capital Bank. That transaction should be transforming for Issuer and represents a positive first step for the Issuer. Registrants are counting on management to continue pursuing acquisition opportunities that maximize shareholder value and will be reviewing the tenure and performance of the Board of Directors and its commitment to shareholder value.
Registrants reserve the right to acquire additional Shares, at any time and from time to time, in the open market, in private transactions or otherwise and to dispose of Shares, at any time and from time to time, in the open market, in private transactions or otherwise.

Item 5. Interest in Securities of the Issuer
As of the close of the business on October 11, 2006: (i) the Pegasus Entities may be deemed to beneficially own, in the aggregate, 1,937,100 Shares, representing approximately 22.7% of the Issuer’s outstanding Shares; (ii) Mr. Zirkle owns 12,523 Shares representing approximately 0.1% of the Issuer’s outstanding Shares; (iii) Mr. Philip E. Gaucher owns 55,000 shares representing approximately 0.6% of the Issuer’s outstanding Shares, (iv) Mr. Philip E. Gaucher, Jr. owns 22,000 Shares representing approximately 0.2% of the Issuer’s outstanding Shares, and (v) Carmen S. Glenn Irrevocable Trust owns 10,000 shares representing approximately 0.1% of Issuer’s outstanding shares. The percentage of Issuer’s outstanding shares by Registrants is based upon the 6,791,360 Shares stated to be outstanding as of September 10, 2006, by the Issuer in the Issuer’s Form 10Q filed with the Securities and Exchange Commission on September 14, 2006 plus the issuance by Issuer of 1,748,000 shares on October 11, 2006 which were prior to that date not outstanding. This calculation by Registrants indicates that there were 8,539,360 shares of Issuer’s shares outstanding on October 11, 2006.
Mr. Glenn by virtue of his relationship as husband to Carman S. Glenn, beneficiary of the Carmen S. Glenn Irrevocable Trust (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 10,000 Shares held in the Carmen S. Glenn Irrevocable Trust. Mr. Glenn disclaims beneficial ownership of such Shares for all purposes.
Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to
Securities of the Issuer
Excepting for the “Company Voting Agreement” entered into between Pegasus Funds, LLC and Transnational Financial Network, Inc., a copy of which agreement is attached as Schedule B to this Schedule13D filling, none of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits
1 Joint Filing Agreement of the Registrants
2 Company Voting Agreement

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 11, 2006
Pegasus Funds, L.L.C.

By:	/s/ W. Brown Glenn, Jr.
Name:	W. Brown Glenn, Jr.
Title:	Member

Pegasus Funds TFN Partners, L.P. By: Pegasus Funds, L.L.C., General Partner

By:	/s/ W. Brown Glenn, Jr.
Name:	W. Brown Glenn, Jr.
Title:	Managing Director

Pegasus Funds TFN Trading Partners, L.P. By: Pegasus Funds, L.L.C., General Partner

By:	/s/ W. Brown Glenn, Jr.
Name:	W. Brown Glenn, Jr.
Title:	Member

Pegasus Funds Preferred Partners, L.P. By: Pegasus Funds, L.L.C., General Partner

By:	/s/ W. Brown Glenn, Jr.
Name:	W. Brown Glenn, Jr.
Title:	Member

JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, Pegasus Funds, LLC, Pegasus Funds TFN Partners, L.P., Pegasus Funds TFN Trading Partners, L.P., Pegasus Funds Preferred Partners, L.P., Michael G. Zirkle, Philip E. Gaucher, Philip E. Gaucher Jr. and the Carmen S. Glenn Irrevocable Trust agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, $.001 par value, of Transnational Financial Network, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 11 day of October 2006.
Pegasus Funds L.L.C..

By:	/s/ W. Brown Glenn, Jr.
Name:	W. Brown Glenn, Jr.
Title:	Managing Director

Pegasus Funds TFN Partners, L.P. By: Pegasus Funds, L.L.C., General Partner

By:	/s/ W. Brown Glenn, Jr.
Name:	W. Brown Glenn, Jr.
Title:	Member

Pegasus Funds TFN Trading Partners, L.P. By: Pegasus Funds, L.L.C., General Partner

By:	/s/ W. Brown Glenn, Jr.
Name:	W. Brown Glenn, Jr.
Title:	Member

Pegasus Funds Preferred Partners, L.P. By: Pegasus Funds, L.L.C., General Partner

By:	/s/ W. Brown Glenn, Jr.
Name:	W. Brown Glenn, Jr.
Title:	Member

JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, Pegasus Funds, LLC, Pegasus Funds TFN Partners, L.P., Pegasus Funds TFN Trading Partners, L.P., Pegasus Funds Preferred Partners, L.P., Michael G. Zirkle, Philip E. Gaucher, Philip E. Gaucher, Jr.and the Carmen S. Glenn Irrevocable Trust agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, $.001 par value, of Transnational Financial Network, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 11 day of October 2006.
SIGNATURE
After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 11, 2006

/s/ Carmen S. Glenn

Name:	Carmen S. Glenn Irrevocable Trust
By	Carmen S. Glenn, Trustee

JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, Pegasus Funds, LLC, Pegasus Funds TFN Partners, L.P., Pegasus Funds TFN Trading Partners, L.P., Pegasus Funds Preferred Partners, L.P., Michael G. Zirkle, Philip E. Gaucher, Philip E. Gaucher, Jr.and the Carmen S. Glenn Irrevocable Trust agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, $.001 par value, of Transnational Financial Network, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 11 day of October 2006.
SIGNATURE
After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 11, 2006

/s/ Michael G. Zirkle

Name:	Michael G. Zirkle

JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, Pegasus Funds, LLC, Pegasus Funds TFN Partners, L.P., Pegasus Funds TFN Trading Partners, L.P., Pegasus Funds Preferred Partners, L.P., Michael G. Zirkle, Philip E. Gaucher, Philip E. Gaucher, Jr. and the Carmen S. Glenn Irrevocable Trust agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, $.001 par value, of Transnational Financial Network, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 11 day of October 2006.
SIGNATURE
After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 11, 2006

/s/ Philip E. Gaucher

Name:	Philip E. Gaucher

JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, Pegasus Funds, LLC, Pegasus Funds TFN Partners, L.P., Pegasus Funds TFN Trading Partners, L.P., Pegasus Funds Preferred Partners, L.P., Michael G. Zirkle, Philip E. Gaucher, Philip E. Gaucher, Jr. and the Carmen S. Glenn Irrevocable Trust agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, $.001 par value, of Transnational Financial Network, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 11 day of October 2006.
SIGNATURE
After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 11, 2006

/s/ Philip E. Gaucher, Jr.

Name:	Philip E. Gaucher, Jr.

EXHIBIT A
DIRECTORS AND EXECUTIVE OFFICERS
The principal business address and the address of the principal office of is 5956 Sherry Lane, Suite 1620, Dallas, Texas 75225.
The following sets forth the name, position, and principal occupation of each director and executive officer of Pegasus, Pegasus TFN, Pegasus Trading, and Pegasus Preferred. Each such person is a citizen of the United States of America. The business address of Messrs Glenn and Shuey is 5956 Sherry Lane, Suite 1620, Dallas, Texas 75225. Unless as otherwise indicated, to the best of the Registrant’s knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of the Registrants own any Shares of the Issuer.
Pegasus Funds, L.L.C

Name	Title
W. Brown Glenn, Jr.	Managing Director and Member of Pegasus Funds, L.L.C.
Robert A. Shuey, III	Managing Director and Member of Pegasus Funds, L.L.C.
Michael G. Zirkle	Director
Pegasus Funds TFN Partners, L.P.

Name	Title
Pegasus Funds, L.L.C.	General Partner
Pegasus Funds TFN Trading Partners, L.P.

Name	Title
Pegasus Funds, L.L.C.	General Partner
Pegasus Funds Preferred Partners, L.P.

Name	Title
Pegasus Funds, L.L.C.	General Partner

EXHIBIT B
COMPANY VOTING AGREEMENT
This COMPANY VOTING AGREEMENT (“Agreement”) is made as of May ___, 2006, between Transnational Financial Network, Inc., a California corporation (“TFN”), Pegasus Funds, LLC, a Texas Limited Liability Company (“Pegasus"), and the undersigned Stockholder (“Stockholder”).
RECITALS:
WHEREAS, concurrently with the execution and delivery of this Agreement, TFN and Pegasus are entering into a subscription agreement whereby TFN will issue to Pegasus Common Stock and Warrants, subject to Pegasus approval of TFN (“Common Stock Purchase Agreement”); and
     WHEREAS, as of the date hereof, Pegasus is the Beneficial Owner (as defined below) of Subject Shares (as defined below); and
     WHEREAS, in order to induce TFN and Pegasus to agree to the issuance of such shares, Pegasus, TFN and Stockholder has agreed to enter into this Agreement.
     NOW, THEREFORE, in consideration of the foregoing premises and of the covenants and agreements set forth herein and in the Common Stock Purchase Agreement, and intending to be legally bound hereby, the parties agree as follows:
1. Definitions
(a) “Beneficially Own” or “Beneficial Owner” with respect to any securities means having “beneficial ownership” as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
(b) “Company Capital Stock” means shares of TFN’s common stock, no par value per share.
(c) “Company Options and Other Rights” means options, warrants and other rights to acquire, directly or indirectly, shares of Company Capital Stock.
(d) “Expiration Date” means the earlier to occur of the earlier of (i) December 31, 2010 and (ii) the date on which a majority of the outstanding shares of common stock of TFN are acquired by a third party operating entity (the “Voting Termination Date”).
(e) “Subject Shares” means (i) all shares of Company Capital Stock Beneficially Owned by Pegasus as of the date of this Agreement; (ii) all additional shares of Company Capital Stock of which Pegasus acquires Beneficial Ownership during the period from the date of this Agreement through the Expiration Date, and (iii) for purposes of Pegasus’s obligations under Sections 2(a) and (b) hereof, all shares of capital stock of TFN Beneficially Owned by Pegasus at each election of directors specified therein.

2. Voting
(a) Pegasus hereby agrees that, prior to the Expiration Date or the Voting Termination Date, at any meeting of the stockholders of TFN, however called, and in any written action by consent of stockholders of TFN, Pegasus shall cause to be counted as present thereat for purposes of establishing a quorum and shall vote, or cause to be voted, any and all Subject Shares Beneficially Owned by Pegasus as of the record date of such meeting or written consent with respect to each election of directors of TFN until the earlier of the Expiration Date or Voting Termination Date, in favor of Joseph Kristul, Maria Kristul, and others nominated by Joseph Kristul, or in lieu thereof, Maria Kristul, such that with Joseph Kristul and Maria Kristul the nominees constitute the majority of the TFN’s board of directors.
(b) Pegasus also agrees to vote all of his, her or its shares from time to time and at all times until the earlier of the Expiration Date or the Voting Termination Date, in whatever manner as shall be necessary to ensure that the director(s) elected pursuant to Section 2(a) of this Agreement may not be removed from office (other than for cause) unless such removal is directed or approved by Joseph Kristul, or in lieu thereof, Maria Kristul. Pegasus agrees to execute any written consents required to effectuate the obligations of this Agreement.
(c) Prior to the Expiration Date or the Voting Termination Date, as the case may be, Pegasus shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with Section 2(a).
3. No Restrictions on Transfer. It is understood and agreed that (i) this Agreement does not prohibit the Pegasus from selling or otherwise transferring the Subject Shares, provided, however, that it shall be a condition to any such sale or transfer of the Subject Shares that the transferee agrees to become a party to this Agreement.
4. Covenants of Pegasus. The Pegasus covenants and agrees for the benefit of TFN that, unless waived by TFN’s board of directors, until the earlier of the Voting Expiration Date or the Expiration Date, Pegasus will not:
(a) sell, transfer, pledge, hypothecate, encumber, assign, tender or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, hypothecation, encumbrance, assignment, tender or other disposition of, (i) any Subject Shares or any interest therein, or (ii) any Company Options and Other Rights or any interest therein; provided, however, that Pegasus may convert, exercise or exchange Company Options and Other Rights into or for shares of Company Capital Stock in which event such shares of Capital Stock shall become and be deemed Subject Shares subject to all the terms and conditions of this Agreement;
(b) grant any powers of attorney or proxies or consents in respect of any of the Subject Shares, deposit any of such Subject Shares into a voting trust, or enter into a voting agreement with respect to any of such Subject Shares;
5. Representations and Warranties of Pegasus. Pegasus represents and warrants to TFN and the Stockholder as follows:
(a) As of the date of this Agreement and at all times through the earlier of the Voting Expiration Date or the Expiration Date:

(i) Pegasus is and will be the Beneficial Owner (free and clear of any encumbrances or restrictions) of the outstanding shares of Company Capital Stock set forth under the heading “Shares of Company Capital Stock Beneficially Owned”, on the signature page hereof.
(ii) Pegasus is and will be the Beneficial Owner (free and clear of any encumbrances or restrictions) of the outstanding Company Options and Other Rights set forth under the heading “Company Options and Other Rights Beneficially Owned” on the signature page hereof (except to the extent that such Company Options and Other Rights are converted into, exercised or exchanged for shares of Company Capital Stock); and
(iii) Pegasus does not directly or indirectly Beneficially Own any shares of Company Capital Stock or Company Options or Other Rights or other securities of the Company, other than the shares of Company Capital Stock and Company Options and Other Rights set forth on the signature page hereof.
(b) Pegasus has and will have the legal capacity, power and authority to enter into and perform all of Pegasus’s obligations under this Agreement. This Agreement has been duly executed and delivered by Pegasus and, upon its execution and delivery by Pegasus, will constitute a legal, valid and binding obligation of Pegasus, enforceable against Pegasus in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors rights generally, and the availability of injunctive relief and other equitable remedies.
(c) The execution, delivery and performance by Pegasus of this Agreement will not (i) conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any contract, commitment or other obligation (written or oral) to which Pegasus is a party or by which any of Pegasus’s assets may be bound, and the organizational documents of Pegasus, or (ii) violate any order, writ injunction, decree, judgment, order, statute, rule or regulation applicable to Pegasus or any of its assets.
(d) No filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is a pre-condition for the execution of this Agreement by Pegasus and the consummation by Pegasus of the transactions contemplated hereby.
6. Adjustments; Additional Shares. In the event (a) of any stock dividend, stock split, merger, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of TFN, of or affecting the Subject Shares or (b) that Pegasus shall become the Beneficial Owner of any additional shares of Company Capital Stock or other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in Section 2(a), then the terms of this Agreement shall apply to the shares of Company Capital Stock or other instruments or documents held by Pegasus immediately following the effectiveness of the events described in clause (a) or Pegasus becoming the Beneficial Owner thereof as described in clause (b), as though, in either case, they were Subject Shares hereunder.
7. Amendments and Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. To the maximum extent permitted by Law, (a) no waiver that may be given by a party shall be applicable except in the specific instance for which it was given and (b) no notice to or demand on one party shall be deemed to be a waiver of any obligation of such party or the right of the party giving such notice or demand to take further action without notice or demand.
8. Assignment. This Agreement may not be assigned by either party hereto without the prior written consent of the other party. Subject to the foregoing, all of the terms and provisions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective executors, heirs, personal representatives, successors and assigns.
9. Entire Agreement. This Agreement and the documents, instruments and other agreements specifically referred to herein or delivered pursuant hereto, set forth the entire understanding of the parties with respect to the subject matter hereof. Any and all previous agreements and understandings between or among the parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement.
10. Notices. Any notice, request, demand, waiver, consent, approval or other communication which is required or permitted hereunder shall be in writing and shall be deemed given (a) on the date established by the sender as having been delivered personally; (b) on the date delivered by a private courier as established by the sender by evidence obtained from the courier; (c) on the date sent by facsimile, with confirmation of transmission, if sent during normal business hours of the recipient, if not, then on the next business day; or (d) on the fifth day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:
If to TFN, to:
Transnational Financial Network, Inc.
401 Taraval Street
San Francisco, CA 94116
Attn: Joseph Kristul, Chief Executive Officer
Facsimile: (415) 242-7829
If to Pegasus:
Robert A. Shuey
5956 Sherry Lane
Suite 1620
Dallas, TX 75225
Facsimile: (214) 365-3091
or to such other address or to the attention of such Person or Persons as the recipient party has specified by prior written notice to the sending party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.
12. Captions. All captions contained in this Agreement are for convenience of reference only, do not form a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

12. Counterparts. This Agreement may be executed in counterparts, and either party may execute such counterpart, both of which when executed and delivered shall be deemed to be an original and which counterparts taken together shall constitute but one and the same instrument.
13. Severability; Enforcement. Any provision of this Agreement which is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.
14. Specific Performance. Pegasus acknowledges that the agreements contained in this Agreement are an integral part of the transactions contemplated by the Common Stock Purchase Agreement, and that, without these agreements, TFN and the Stockholder would not enter into the Common Stock Purchase Agreement, and acknowledges that damages would be an inadequate remedy for any breach by Pegasus of the provisions of this Agreement. Accordingly, Pegasus agrees that Pegasus’s obligations hereunder shall be specifically enforceable and Pegasus shall not take any action to impede the other from seeking to enforce such right of specific performance.
15. Governing Law. This Agreement shall be governed by and interpreted and enforced in accordance with the Laws of the State of California, without giving effect to any choice of Law or conflict of Laws rules or provisions (whether of the State of California or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of California. Each party irrevocably submits to the exclusive jurisdiction of (a) California, and (b) the United States District Court for the Northern District of California, for the purposes of any Action arising out of this Agreement or any transaction contemplated hereby. Each party agrees to commence any such Action either in the United States District Court for the Northern District of California or if such Action may not be brought in such court for jurisdictional reasons, in the Superior Court of the State of California, San Francisco County. Each party further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth above shall be effective service of process for any Action in California with respect to any matters to which it has submitted to jurisdiction in this Section 15. Each party irrevocably and unconditionally waives any objection to the laying of venue of any Action arising out of this Agreement or the transactions contemplated hereby in (i) the United States District Court for the Northern District of California, or (ii) the Superior Court of the State of California San Francisco County, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action brought in any such court has been brought in an inconvenient forum.
[Signature Page To Follow]

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto all as of the day and year first above written.

TRANSNATIONAL FINANCIAL
NETWORK, INC.

By:	/s/ Joseph Kristul

Name:	Joseph Kristul
Title:	Chief Executive Officer

JOSEPH KRISTUL

By:	/s/ Joseph Kristul

Name:	Joseph Kristul, individually

PEGASUS

Name

By:	/s/ W. Brown Glenn, Jr.

Name:	W. Brown Glenn, Jr.
Title:	Managing Director

Number and class of shares of Capital Stock: